Attorneys at Law

February 15, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:	Edward Kelly, Senior Counsel
Craig E. Slivka, Special Counsel

Re	ABCO Energy, Inc. Preliminary Proxy Statement on Schedule 14A (“Preliminary 14A”)
Filed January 26, 2017 File No. 0-55235

Dear Mr. Kelly and Mr. Slivka:

On behalf of our client, ABCO Energy, Inc., (“Company”), we are enclosing a revised version of the Preliminary 14A [“Revised Preliminary 14A”] to reflect the Staff’s comments. This letter is in response to your letter dated February 8, 2017, setting forth the comments of the Commission’s staff (the “Staff”) regarding the Preliminary 14A which was filed with the Commission on January 26, 2017. My firm has replaced the prior counsel’s firm as he passed away last week.

 This letter, which has been filed electronically with the Commission, contains ABCO’s supplemental response to the Staff’s comment. The text of the Staff’s comment has been included in this letter for your convenience.

Letter to Shareholders; Notice of Special Meeting of Shareholders; What is the purpose of the Special Meeting, page 4

Comment No. 1: Disclosures that you are amending the articles of incorporation to authorize the issuance of 100 million shares of preferred stock is inconsistent with disclosures on page 8 and in exhibit A that you are amending the articles of incorporation to increase the number of shares of preferred stock to be authorized to 100 million shares. Please reconcile the disclosures. Additionally, disclose the terms of the increased number of shares of preferred stock to be authorized. Alternatively, disclose that the board of directors will determine the terms of the increased number of shares of preferred stock to be authorized at a future date.  See Item 11(b) of Schedule 14A.

Response to Comment No. 1:  Page 8 and Exhibit 1A have been revised to clearly state that no shares of Preferred Stock has heretofore been specifically authorized.  The statement allowed under Item 11(b) of Schedule 14A has been added to the first paragraph under Proposal 1 on page 8 (“Proposal No. 1 First Paragraph”).

Proposal 1, page 8

Comment No. 2:  Disclose the number of shares of preferred stock now authorized by your articles of incorporation and the number of shares of preferred stock issued and outstanding. Additionally, if there are shares of preferred stock issued and outstanding, disclose the effects of the increase in the number of shares of preferred stock to be authorized on the current holders of preferred stock.

Proposal to Comment No. 2:  No shares of preferred stock are currently  authorized or  outstanding and the Proposal No. 1 First Paragraph now includes this statement.

Comment No. 3:  Disclose the number of shares of common stock now authorized by your articles of incorporation and the number of shares of common stock issued and outstanding.

Response to Comment No. 3:  Please see Proposal No. 1 First Paragraph for the number of shares of Common Stock presently authorized and the number of shares presently outstanding.

Comment No. 4:  We note that you filed a registration statement on Form S-1 on January 20, 2017 to register for sale up to 50 million shares of common stock pursuant to a securities purchase agreement. Disclose the number of shares of common stock authorized and available for issuance after completion of the equity line transaction if the number of shares of common stock authorized for issuance is not increased.

Response to Comment No. 4:  A new bullet point has been added to the “REASONS FOR THE INCREASE” Section on page 8 of the Schedule 14A to set forth the requested information.

Certain Transactions, page 16

Comment No. 5:  We assume that disclosure in the sixth paragraph that the consulting agreement has a six month term expiring on March 31, 2016 is inaccurate since you entered into the consulting agreement on September 2, 2016.  Please revise.

Response to Comment No.5:  The subject paragraph has been revised accordingly.

Security Ownership of Principal Stockholders, Directors and Officers, page 18

Comment No. 6:    Indicate by footnote or otherwise to the table the number of shares of common stock outstanding on which the calculation of ownership percentages is based.

Response to Comment 6:  Footnote (2) under the table in the first line thereof contains the requested information.

ABCO respectfully requests that if the Staff’s has now completed its review of the Revised Preliminary 14A, please advise so that we can send out the Final Schedule 14A to Shareholders.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any comments or questions regarding the PEA No.1 or this transmittal/response letter to me at (626) 288-1096 or to Larry Winters at (424) 228-5473.

Thank you very much for your help and assistance with this matter.

Very truly yours,

LAW OFFICE OF JOHN E. WOLCOTT
_______________________________
By: John E. Wolcott

cc:  Charles O’Dowd, ABCO Energy, Inc.
Larry Winters
Michael Kelley, Esq., Senior Counsel SEC Staff, Division of Corporation Finance

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